UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

FingerMotion, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

31788K108

(CUSIP Number)

Terren S. Peizer Acuitas Group Holdings, LLC Acuitas Capital LLC 2001 Wilshire Boulevard, Suite 330 Santa Monica, California 90403 310-444-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2022**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Please note this constitutes a late filing due to a clerical oversight.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 31788K108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%(1)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 46,316,635 shares of common stock, $0.0001 par value per share (the “Shares”), of FingerMotion, Inc., a Delaware corporation (the “Issuer” or the “Company”), issued and outstanding as of November 17, 2022, based upon information provided to the Reporting Persons by the Issuer.

SCHEDULE 13G

CUSIP No. 31788K108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.64%(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of (i) 1,000,000 Shares held directly by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and (ii) 3,000,000 Shares held directly by Acuitas Capital LLC, a Delaware limited liability company (“Acuitas Capital”), an entity wholly owned by Acuitas.
(2)	Based on 46,316,635 Shares of the Company issued and outstanding as of November 17, 2022, based upon information provided to the Reporting Persons by the Issuer.

SCHEDULE 13G

CUSIP No. 31788K108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,000,000(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.64%(2)
12		TYPE OF REPORTING PERSON (See Instructions) HC; IN

(1)	Represents the sum of (i) 1,000,000 Shares held directly by Acuitas and (ii) 3,000,000 Shares held directly by Acuitas Capital, an entity wholly owned by Acuitas. Acuitas is a private investment vehicle beneficially owned and controlled by Terren S. Peizer. Mr. Peizer is the sole member and Chairman and managing member of Acuitas and, in such capacity, exercises the sole voting and investment power over the Shares of the Company held for the accounts of Acuitas and Acuitas Capital.
(2)	Based on 46,316,635 Shares of the Company issued and outstanding as of November 17, 2022, based upon information provided to the Reporting Persons by the Issuer.

SCHEDULE 13G

CUSIP No. 31788K108

Item 1.

(a)	Name of Issuer

FingerMotion, Inc.

(b)	Address of Issuer’s principal executive offices

1460 Broadway

New York, New York 10036

Item 2.

(a)	Name of persons filing

This Schedule 13G is being jointly filed by Acuitas Capital LLC, a Delaware limited liability company (“Acuitas Capital”), Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer” and, together with Acuitas Capital and Acuitas, collectively, the “Reporting Persons”).

Acuitas Capital is an entity wholly owned by Acuitas. Acuitas is a private investment vehicle beneficially owned and controlled by Mr. Peizer. Mr. Peizer is the sole member and Chairman and managing member of Acuitas and, in such capacity, exercises the sole voting and investment power over the Shares of the Company held for the accounts of Acuitas and Acuitas Capital.

(b)	Address or principal business office or, if none, residence

2001 Wilshire Boulevard, Suite 330

Santa Monica, California 90403

(c)	Citizenship

Acuitas Capital is a Delaware limited liability company. Acuitas is a California limited liability company. Mr. Peizer is a citizen of the United States of America.

(d)	Title of class of securities

Common Stock, $0.0001 par value per share (the “Shares”)

(e)	CUSIP No.

31788K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 31788K108

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

All percentages of Shares outstanding contained herein are based on 46,316,635 Shares of the Company issued and outstanding as of November 17, 2022, based upon information provided to the Reporting Persons by the Issuer.

(a)	Acuitas Capital

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 3,000,000 Shares. The Shares beneficially owned by Acuitas Capital as of the date hereof represent approximately 6.48% of the total outstanding Shares. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 3,000,000 Shares with Acuitas and Mr. Peizer.

(b)	Acuitas

As of the date hereof, Acuitas may be deemed to have beneficial ownership of an aggregate of 4,000,000 Shares, representing the sum of (i) 1,000,000 Shares held directly by Acuitas and (ii) 3,000,000 Shares held directly by Acuitas Capital, an entity wholly owned by Acuitas. The Shares beneficially owned by Acuitas as of the date hereof represent approximately 8.64% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 4,000,000 Shares with Mr. Peizer.

(c)	Mr. Peizer

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of an aggregate of 4,000,000 Shares, representing the sum of (i) 1,000,000 Shares held directly by Acuitas and (ii) 3,000,000 Shares held directly by Acuitas Capital. The Shares beneficially owned by Mr. Peizer as of the date hereof represent approximately 8.64% of the total outstanding Shares. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 4,000,000 Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

 Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    November 18, 2022

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer

EXHIBIT LIST

Ex.

1	Joint Filing Agreement